Item 1

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                                                           AERCO LIMITED

                                                       Report to Noteholders


Payment Date: 17 July 2000.                   All numbers in US$ unless otherwise stated
Calculation Date: 11 July, 2000.

(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)
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                                                                                                                   Balance on
                                                               Prior Balance       Deposits        Withdrawals   Calculation Date
------------------------------------------------------------------------------------------------------------------------------------
                                                                 9-Jun-00                                           11-Jul-00

Lessee Funded Account                                                   0.00            0.00            (0.00)            0.00
Aircraft Purchase Account                                               0.00            0.00            (0.00)            0.00
Expense Account (note ii)                                       4,382,770.23    1,153,480.15    (5,505,966.90)       30,283.48
Collection Account (note iii)                                  67,065,663.19   12,571,596.32   (12,489,863.19)   67,147,396.32
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 -  Liquidity Reserve                                          40,000,000.00                                     40,000,000.00
 -  Security Deposit                                           15,075,800.00                                     15,075,800.00
 -  Other Collections                                          11,989,863.19                                     12,071,596.32
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Total                                 9.00                     71,448,433.42   13,725,076.47   (17,995,830.09)   67,177,679.80
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(ii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
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Balance on Previous Calculation Date (9 June, 2000)             4,382,770.23
Transfer from Collection Account                                1,140,482.63
Interest Earned during period                                      12,997.52
Payments during period between previous Calculation Date and
 the relevant Calculation Date:                                            0
 - Payments on previous Payment Date                             (523,252.86)
 - Other payments                                              (4,982,714.04)
                                                                ------------
Balance on relevant Calculation Date (11 July, 2000)               30,283.48
--------------------------------------------------------------------------------

(iii)ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
--------------------------------------------------------------------------------
Balance on Previous Calculation Date (9 June, 2000)            67,065,663.19
Collections during period                                      12,287,315.54
Swap receipts                                                     284,280.78
Transfer to Expense Account                                    (1,132,861.73)
Net transfer to Lessee Funded Accounts                                  0.00
Transfer from the Aircraft Purchase Account                             0.00
Transfer from the Tax Defeasance Account                                0.00
Drawings under credit or liquidity enhancement facilitie                0.00
Aggregate Note Payments                                       (11,349,380.56)
Swap payments                                                      (7,620.90)
Repayments of drawings under credit or liquidity
enhancement facilities                                                  0.00
                                                               -------------
Balance on relevant Calculation Date (11 July, 2000)           67,147,396.32
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


(iii)ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)

===============================================================================================
             ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
             Priority of Payments
          (i) Required Expense Amount                           5,000,000.00
         (ii) a) Class A Interest                               3,305,812.16
              b) Swap Payments                                          0.00
        (iii) First Collection Account Top-up                  15,000,000.00
         (iv) Class A Minimum Principal                                 0.00
          (v) Class B Interest                                    484,681.48
         (vi) Class B Minimum Principal                                 0.00
        (vii) Class C Interest                                    599,095.12
       (viii) Class C Minimum Principal                                 0.00
         (ix) Class D Interest                                    566,666.67
          (x) Class D Minimum Principal                                 0.00
         (xi) Second Collection Account Top-up                 40,075,800.00
        (xii) Class A Scheduled Principal                               0.00
       (xiii) Class B Scheduled Principal                         408,594.07
        (xiv) Class C Scheduled Principal                          78,327.00
         (xv) Class D Scheduled Principal                               0.00
        (xvi) Modification Payments                                     0.00
       (xvii) Soft Bullet Note Step Up Interest                         0.00
      (xviii) Class A Supplemental Principal                    1,436,196.30
        (xix) Class E Interest                                          0.00
         (xx) Class B Supplemental Principal                            0.00
        (xxi) Class A Outstanding Principal                             0.00
       (xxii) Class B Outstanding Principal                             0.00
      (xxiii) Class C Outstanding Principal                             0.00
       (xxiv) Class D Outstanding Principal                             0.00
        (xxv) Subordinated Swap Payments                                0.00
       (xxvi) Subordinated Tax Related Disposition Payments             0.00
      (xxvii) Class E Accrued Unpaid Interest                           0.00
     (xxviii) Class E Outstanding Principal                             0.00
                                                               -------------
Total Payments with respect to Payment Date                    66,955,172.80
      Less Collection Account Top-Ups ((iii) and (xi)above)   (55,075,800.00)
                                                               -------------
                                                               11,879,372.80
                                                               =============

================================================================================

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(iv) PAYMENT ON THE NOTES

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(a)  FLOATING RATE NOTES                                                 A-1             A-2              B-1              C-1

     Applicable LIBOR                                               6.65125%        6.65125%         6.65125%         6.65125%
     Applicable Margin                                              0.19000%        0.32000%         0.60000%         1.35000%
     Applicable Interest Rate                                       6.84125%        6.97125%         7.25125%         8.00125%
     Interest Amount Payable                                    2,067,577.78    1,238,234.38       484,681.48       599,095.12
     Step Up Interest Amount                                            0.00            0.00             0.00             0.00

     Opening Principal Balance                                340,000,000.00  199,822,653.42    75,196,230.42    84,234,589.00
     Minimum Principal Payment Amount                                   0.00            0.00             0.00             0.00
     Scheduled Principal Payment Amount                                 0.00            0.00       408,594.07        78,327.00
     Supplemental Principal Payment Amount                              0.00    1,436,196.30             0.00             0.00
     Outstanding Principal Payment Amount                               0.00            0.00             0.00             0.00
     Total Principal Distribution Amount                                0.00    1,436,196.30       408,594.07        78,327.00
     Redemption Amount
      - amount allocable to principal                                   0.00            0.00             0.00             0.00
      - premium allocable to premium                                    0.00            0.00             0.00             0.00
                                                      ------------------------------------------------------------------------
     Outstanding Principal Balance (July 17, 2000)            340,000,000.00  198,386,457.12    74,787,636.35    84,156,262.00
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----------------------------------------------------------------------------
(b)  FIXED RATE NOTES                                                    D-1

     Applicable Interest Rate                                        8.5000%
     Interest Amount Payable                                      566,666.67

     Opening Principal Balance                                 80,000,000.00
     Minimum Principal Payment Amount                                   0.00
     Scheduled Principal Payment Amount                                 0.00
     Redemption Amount
      - amount allocable to principal                                   0.00
      - amount allocable to premium                                     0.00
     Actual Pool Factor                                            1.0000000
                                                          ------------------
     Outstanding Principal Balance (July 17, 2000))            80,000,000.00
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(v)  FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD (Aggregate Amounts)
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                                                                         A-1             A-2              B-1              C-1
     Applicable LIBOR                                               6.62625%        6.62625%         6.62625%         6.62625%
     Applicable Margin                                              0.19000%        0.32000%         0.60000%         1.35000%
     Applicable Interest Rate                                       6.81625%        6.94625%         7.22625%         7.97625%
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(vi) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding Principal Balance of Notes)

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(a)  FLOATING RATE NOTES
                                                                         A-1             A-2              B-1              C-1

     Opening Principal Amount                                       3,400.00        1,998.23           751.96           842.35
     Total Principal Payments                                           0.00           14.36             4.09             0.78
                                                           -------------------------------------------------------------------
     Closing Outstanding Principal Balance                          3,400.00        1,983.86           747.88           841.56

     Total Interest                                                    20.68           12.38             4.85             5.99
     Total Premium                                                      0.00            0.00             0.00             0.00
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(b)  FIXED RATE NOTES
                                                                         D-1

     Opening Principal Amount                                         800.00
     Total Principal Payments                                           0.00
                                                           -----------------
     Outstanding Principal Balance                                    800.00

     Total Interest                                                     5.67
     Total Premium                                                      0.00
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